Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
SALARY.COM, INC.
at
$4.07 NET PER SHARE
by
SPIRIT MERGER SUB, INC.,
a wholly owned subsidiary of
KENEXA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
AT THE END OF THE DAY ON SEPTEMBER 30, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE
AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 31, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Kenexa, the Purchaser and Salary.com. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions specified in this Offer to Purchase, the Purchaser will be merged with and into Salary.com (the “Merger”), with Salary.com continuing as the surviving corporation and wholly owned by Kenexa. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) directly or indirectly by Salary.com, Kenexa or the Purchaser, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below), (iii) the Governmental Entity Condition (as described below) and (iv) other conditions (as described in Section 15 — “Certain Conditions of the Offer”) being satisfied. There is no financing condition to the Offer.

The Salary.com board of directors, among other things, has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Salary.com and the holders of Shares, (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

A summary of the principal terms of the Offer appears on pages S-ii through S-ix. You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

September 2, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares to the Purchaser in the Offer, you should (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with certificates representing the Shares tendered, (ii) follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot comply with the procedures for book-entry transfer on a timely basis, you may be able to tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained free of charge from the Information Agent. Copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may also be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokers Call: (212) 440-9800
All Other Toll Free: (866) 647-8861
Email:  slryinfo@georgeson.com

TABLE OF CONTENTS

S-i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Kenexa and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Salary.com contained herein and elsewhere in this Offer to Purchase has been provided to Kenexa and the Purchaser by Salary.com or has been taken from or is based upon publicly available documents or records of Salary.com on file with the SEC or other public sources at the time of the Offer. Kenexa and the Purchaser have not independently verified the accuracy and completeness of such information. Kenexa and the Purchaser have no knowledge that would indicate that any statement contained herein relating to Salary.com provided to Kenexa and the Purchaser or taken from or based upon such documents and records filed with the SEC is untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Salary.com
Price Offered Per Share	$4.07 in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	12:00 Midnight, New York City time, at the end of the day on September 30, 2010. See Section 1 — “Terms of the Offer.”
Purchaser	Spirit Merger Sub, Inc., a wholly owned subsidiary of Kenexa Corporation

Who is offering to buy my securities?

Spirit Merger Sub, Inc., a Delaware corporation, formed for the purpose of making this Offer and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Kenexa and the Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to the Purchaser and, where appropriate, Kenexa. We use the terms “Kenexa” and “Parent” to refer to Kenexa Corporation, the term the “Purchaser” to refer to Spirit Merger Sub, Inc. and the terms “Salary.com” and the “Company” to refer to Salary.com, Inc, a Delaware corporation.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Salary.com on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Salary.com common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.07 per Share, in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your broker tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

S-ii

Is there an agreement governing the Offer?

Yes. Kenexa, the Purchaser and Salary.com have entered into an Agreement and Plan of Merger, dated as of August 31, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Salary.com (the “Merger”), with Salary.com as the surviving corporation and wholly owned by Kenexa.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. Kenexa has available, and will provide to the Purchaser, funds in an amount sufficient to allow the Purchaser to complete the Offer and the Merger out of cash in hand and through available borrowings under its credit facility. We estimate that we will need approximately $80 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes payment in respect of options, warrants, restricted stock awards and restricted stock units) and to pay estimated related transaction fees and expenses. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through Kenexa, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn and to purchase all Shares upon completion of the Merger;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on September 30, 2010, to tender your Shares in the Offer, unless we extend the Offer (such date and time, as it may be extended, the “Expiration Date”). In addition, if we are required by the terms of the Merger Agreement or otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•
If on or prior to any then-scheduled Expiration Date, all of the conditions described in Section 15 — “Certain Conditions of the Offer” shall not have been satisfied, or waived by Kenexa or Purchaser if permitted, we must extend the Offer for periods of up to ten (10) business days each until the earlier of (i) the date on which the Minimum Tender Condition (as described below) has been met and all of the conditions described in Section 15 — “Certain Conditions of the Offer” are satisfied or waived or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided, however, that we are not required to extend the Offer beyond December 31, 2010 (the “Outside Date”); or

S-iii

•	We may extend the Offer as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof).

•	We may extend the Offer in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

The Purchaser has also reserved the right to extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the time for acceptance of the tendered Shares. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will promptly make a public announcement thereof in accordance with Rule 14e-1(d) under the Exchange Act.

If we elect to provide or extend any subsequent offering period, a public announcement will be made promptly after the day on which the Offer was scheduled to expire in accordance with Rule 14d-11(d) under the Exchange Act.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	The absence of a mutual agreement between the Company and Kenexa to terminate the Offer or the Merger Agreement, or any other termination of the Merger Agreement in accordance with its terms;

•
The satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Kenexa and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis;

•
The satisfaction of the Competition Law Condition. The Competition Law Condition requires an approval under, or the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable foreign antitrust, competition or similar statutes or regulations; and

•
The satisfaction of the Governmental Entity Condition. The Governmental Entity Condition requires that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, there shall not be instituted, pending or threatened in writing any suit, action or proceeding by any governmental entity (i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by Salary.com, Kenexa or Purchaser of all or any material portion of the business or assets of Salary.com and its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa and its affiliates; (iii) seeking to compel Salary.com, Kenexa or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (iv) seeking to impose any material limitation on the ability of Salary.com, Kenexa or Purchaser to conduct the business or own the assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (v) seeking to impose material limitations on the ability of Kenexa or Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such shares on all matters properly presented to the stockholders of Salary.com; or (vi) seeking to require divestiture by Kenexa or Purchaser of all or any of the Shares.

S-iv

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive, in whole or in part, such conditions or to modify the terms of the Offer, but we cannot without Salary.com’s consent (i) decrease the number of Shares subject to the Offer, (ii) decrease the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add any condition to the Offer, (v) except as otherwise provided in the Merger Agreement (including as described above), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend any of the terms of the Offer in a manner materially adverse to any holder of Shares.

See Section 15 — “Certain Conditions of the Offer.”

Have any Salary.com stockholders agreed to tender their Shares?

Yes. We have entered into a tender and support agreement (the “Tender Agreement”) with each of Bryce Chicoyne, G. Kent Plunkett, Yong Zhang, Paul Daoust, John Gregg, Edward McCauley, John Sumser, Terry Temescu, Robert Trevisani, William Martin, Teresa Shipp, Brent Kleiman, Judy Duff and Nicholas Camelio and certain of their affiliates (together, the “Significant Stockholders”). Pursuant to the Tender Agreement, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned by such Significant Stockholder, as well as any other Shares acquired by such Significant Stockholder after the date of the Tender Agreement. Each Significant Stockholder is required to tender such Shares within ten business days after commencement of the Offer (except that any Shares acquired after such date shall be tendered prior to the Expiration Date). As of August 31, 2010, the Significant Stockholders together owned approximately 33.0% of the Shares outstanding and approximately 28.5% of the Shares on a fully diluted basis. Each Significant Stockholder entered into the Tender Agreement solely in such Significant Stockholder’s capacity as the owner of such Significant Stockholder’s Shares (beneficially and in any other capacity) and nothing therein in any way restricts or limits the Significant Stockholder from taking (or omitting to take) any action solely in the Significant Stockholder’s capacity as a director or officer of Salary.com (including, without limitation, pursuant to the no shop provisions of the Merger Agreement) or otherwise fulfilling the Significant Stockholder’s fiduciary obligations as a director or officer of Salary.com, in each case subject to the limitations set forth in the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Tender and Voting Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by (i) delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares directly as the registered owner, but the certificates representing your Shares are not available or you cannot deliver such certificates on or prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3 of this Offer to Purchase for more details.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

S-v

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after November 1, 2010, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares, and such broker, bank or other nominee must effectively withdraw your Shares before your withdrawal rights expire. See Section 4 — “Withdrawal Rights.”

What does the Salary.com board of directors think of the Offer?

The Salary.com board of directors, among other things, has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Salary.com and the holders of Shares, (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

A more complete description of the reasons for the Salary.com board of directors’ approval of the Offer and the Merger is set forth in Salary.com’s Solicitation/Recommendation Statement on Schedule 14D-9.

If the Offer is completed, will Salary.com continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Salary.com no longer will be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Salary.com’s common stock will no longer be eligible to be traded on the Nasdaq Capital Market or any other securities exchange, there may not be an active public trading market for Salary.com common stock and Salary.com may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If the purchaser successfully completes the Offer, what will happen to the Salary.com board of directors?

Upon our initial acceptance for payment of at least a majority of the Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate a certain number of directors to the Salary.com board of directors based on the number of Shares owned by Kenexa and the Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the total number of then-outstanding Shares. In such case, following a request from Purchaser, Salary.com must use its best efforts to promptly cause Purchaser’s designees to be elected or appointed to its board of directors, including seeking and accepting resignations of incumbent directors. Salary.com must also cause its board of directors to always have at least two (2) directors who were directors on the date of the Merger Agreement, and who are independent directors for purposes of the continued listing requirements of Nasdaq (the “Continuing Directors”).

After the election or appointment of the directors designated by Purchaser to the Salary.com board of directors and prior to the effective time of the Merger, under the terms of the Merger Agreement, the approval of a majority of the Continuing Directors (in addition to the approval of the Salary.com board of directors as a whole) will be required to authorize (i) any amendment or modification of the Merger Agreement, (ii) any termination of the Merger Agreement by Salary.com, (iii) any extension of time for performance of any obligation thereunder of Kenexa or the Purchaser, (iv) any waiver of compliance with any of the conditions contained therein for the benefit of Salary.com, and (v) any amendment of the certificate of incorporation or bylaws of Salary.com.

S-vi

See Section 11 — “The Merger Agreement — Other Agreements.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law), are satisfied or waived, the Purchaser will merge with and into Salary.com and all then-outstanding Shares (other than Shares owned by Kenexa, the Purchaser or Salary.com, or direct or indirect wholly-owned subsidiaries of Kenexa, the Purchaser or Salary.com, or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and extinguished and automatically converted in the Merger into the right to receive an amount in cash equal to the Offer Price without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Salary.com. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described below) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of Salary.com.

See the “Introduction” to this Offer to Purchase and Section 11 — “The Merger Agreement — Other Agreements.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest thereon and less any applicable withholding taxes. Therefore, if the Merger occurs, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we accept for payment the tendered Shares, but the Merger does not occur, you will remain a stockholder of the Company. However, if the Offer is consummated but the Merger is not consummated, the number of Salary.com’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Salary.com may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

If we acquire 90% or more of the Shares in the Offer, we intend to effect the Merger without any further action by the other stockholders of Salary.com. If we acquire less than 90% of the Shares in the Offer, provided the Minimum Tender Condition is satisfied, we intend to exercise our Top-Up Option (as described below), and thereafter intend to effect the Merger without any further action by the other stockholders of Salary.com.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 31, 2010, the trading day immediately prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $2.86. On September 1, 2010, the last full trading day prior to the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.08. We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares in the Offer.

See Section 6 — “Price Range of the Shares; Dividends.”

S-vii

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares after our acceptance of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Salary.com a number of newly issued Shares sufficient to cause us to own one share more than 90% of the Shares outstanding immediately after the exercise of such option on a fully diluted basis, at a price per Share equal to the Offer Price. We may exercise this right once and at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. We refer to this option as the “Top-Up Option.”

See Section 11— “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Salary.com — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. For the avoidance of doubt, Kenexa, the Purchaser and Salary.com have acknowledged and agreed that, in any appraisal proceeding described herein and to the extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the Delaware General Corporation Law (as amended, the “DGCL”) without regard to the Top-Up Option, any Shares issued pursuant to the Top-Up Option or any promissory note delivered by the Purchaser to Salary.com in payment for Shares issued pursuant to the Top-Up Option.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Other than with respect to options under Salary.com First Amended and Restated 2004 Stock Option and Incentive Plan (the “Salary.com 2004 Plan”), each stock option that is outstanding immediately prior to the effective time of the Merger, and that is not then vested and exercisable, shall become fully vested and exercisable immediately prior to the effective time of the Merger. Each stock option that is outstanding immediately prior to the effective time of the Merger (other than options under the Salary.com 2004 Plan) shall be canceled in exchange for the right to receive a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per share exercise price for such options and (ii) the total number of Shares underlying such options.

Each option under the Salary.com 2004 Plan shall be cancelled pursuant to the terms of that plan without payment if not exercised prior to the time Shares are first accepted for payment pursuant to the Offer. From and after the date of the Merger Agreement and until immediately prior to the time Shares are first accepted for payment pursuant to the Offer, all such stock options shall be exercisable in full, whether or not vested and exercisable as of the date of the Merger Agreement or on the date of exercise.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my restricted stock awards and restricted stock units in the Offer?

Each restricted stock award and restricted stock unit granted pursuant to Salary.com’s equity incentive plans that is outstanding immediately prior to the effective time of the Merger shall become fully vested and cancelled immediately prior to the effective time of the Merger in exchange for the right to receive from Kenexa or the surviving corporation immediately after the effective time of the Merger, the Offer Price without interest and less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Awards and Restricted Stock Units.”

S-viii

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will generally be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the material U.S. federal tax consequences of tendering Shares in the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or foreign income and other tax laws.

Who should I call if I have questions about the Offer?

You may call Georgeson at (866) 647-8861 (Toll Free). Banks and brokers may call collect (212) 440-9800. Georgeson Inc. is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

S-ix

To the Holders of
Shares of Common Stock of Salary.com, Inc.

INTRODUCTION

Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com” or the “Company”), at a price of $4.07 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of August 31, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Kenexa, the Purchaser and Salary.com. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions specified in this Offer to Purchase, the Purchaser will be merged with and into Salary.com (the “Merger”) with Salary.com continuing as the surviving corporation and wholly owned by Kenexa. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Salary.com or any of its subsidiaries or by Kenexa or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment in the Merger of options, warrants, restricted stock awards and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges service fees or commissions to tender.

The Salary.com board of directors, among other things, has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Salary.com and the holders of Shares, (ii) approved the Merger Agreement and, subject to the terms and conditions set forth therein, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger.

A description of the reasons for the positions taken by the Salary.com board of directors with respect to the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below) and (iii) the Governmental Entity Condition (as described below) being satisfied. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

Salary.com’s financial advisor, Stifel, Nicolaus & Company, Inc, (“Stifel”) rendered its opinion to Salary.com’s board of directors to the effect that, as of August 31, 2010 and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Stifel, dated as of August 31, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, will be attached as an annex to the Schedule 14D-9 to be filed with the SEC and mailed to Salary.com’s stockholders together with this Offer to Purchase. Stifel provided its opinion for the information and assistance of Salary.com’s board of directors in connection with its consideration of the Offer and the Merger. The opinion of Stifel does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Salary.com, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Salary.com’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Salary.com’s stockholders. As a result, if the Minimum Tender Condition is met and we accept and purchase Shares in the Offer, we may have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Salary.com. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option, as defined below), Kenexa may take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the DGCL.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on September 30, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and the Minimum Tender Condition, the Competition Law Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer” being satisfied.

If on or prior to any then-scheduled Expiration Date, all of the conditions described in Section 15 — “Certain Conditions of the Offer” shall not have been satisfied, or waived by Kenexa or Purchaser if permitted, we must extend the Offer for periods of up to ten (10) business days each until the earlier of (i) the date on which the Minimum Tender Condition has been met and all of the conditions described in Section 15 — “Certain Conditions of the Offer” are satisfied or waived or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided, however, that we are not required to extend the Offer beyond December 31, 2010 (the “Outside Date”); or

In addition, we may also extend the Offer (i) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or the staff thereof), or (ii) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive, in whole or in part, any or all conditions to the Offer or to modify the terms of the Offer, but we cannot, without Salary.com’s consent (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) decrease the number of shares of Salary.com common stock sought pursuant to the Offer, (iv) otherwise extend the Expiration Date of the Offer except (A) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof), or (B) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, (v) waive or amend the Minimum Tender Condition or impose any condition other than those described in Section 15 — “Certain Conditions of the Offer”, or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof in accordance with Rule 14e-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Subject to applicable law, and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. As of the date of this Offer to Purchase, the Purchaser has no intention to increase the Offer Price.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to provide for one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period is different from an extension of the Offer. A subsequent offering period, if included, will be an additional period of not less than three business days and up to twenty (20) business days beginning on the next business day following the then scheduled Expiration Date. Shares tendered during a subsequent offering period may not be withdrawn. If we elect to provide for a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. We will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement will be made promptly after the day on which the Offer was scheduled to expire in accordance with Rule 14d-11(d) under the Exchange Act.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Salary.com a number of newly issued Shares sufficient to cause us to own one share more than 90% of the Shares outstanding immediately after the exercise of such option on a fully diluted basis, at a price per Share equal to the Offer Price. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. We refer to this option as the “Top-Up Option.”

Salary.com has provided us with Salary.com’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Salary.com’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, including for Shares tendered during any subsequent offering period, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date. Alternatively, a stockholder may be able to validly tender such stockholder’s Shares by completing and returning the Notice of Guaranteed Delivery using the procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you want to tender Shares in the Offer and the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution (as defined below);

•
the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by the Purchaser; and

•
the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution (as defined below) in the form set forth in the Notice of Guaranteed Delivery.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

For Shares to be validly tendered during a subsequent offering period, if any, you must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, Kenexa, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Salary.com’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Salary.com in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 1, 2010, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights will apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, Kenexa, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of Salary.com whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Salary.com. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Salary.com in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered as to the tax consequences of the Offer and the Merger. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, partnerships, S-corporations, and other pass-through entities and broker-dealers) which may be subject to special rules under the Code. This discussion does not discuss the United States federal income tax consequences to any stockholder of Salary.com who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, or a U.S. holder having a functional currency other than the U.S. dollar, nor does it consider the effect of any federal estate or gift tax laws or foreign, state or local tax laws. This discussion also does not address tax considerations that may be relevant to stockholders of Salary.com in light of their particular circumstances, such as holding Shares as part of a straddle, hedge, conversion, or constructive sale transaction, an integrated investment or other risk-reduction transaction. This discussion does not address the United States federal income tax consequences to a stockholder who receives consideration in the Offer or in the Merger as the result of the vesting and/or the deemed exercise of stock options or warrants or as the result of the vesting of restricted stock. If a partnership holds the Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received for the Shares and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate stockholder upon a disposition of a Share generally will be eligible for reduced United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

In general, Salary.com stockholders who exercise appraisal rights will also recognize gain or loss. Any holder considering exercising statutory appraisal rights should consult his, her or its own tax advisor.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of the Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “SLRY.” Salary.com has advised Kenexa and the Purchaser that, as of the close of business on August 30, 2010, there were (i) 20,558,764 Shares outstanding (including outstanding options to purchase 1,247,753 shares of common stock, outstanding, unvested restricted stock awards representing 314,836 shares of common stock, and outstanding unvested restricted stock units representing the right to receive 1,265,099 shares of common stock, under the Salary.com stock plans and subject to adjustment on the terms set forth therein.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period indicated, as reported by Nasdaq based on published financial sources.

	High	Low

Year Ended March 31, 2009
First Quarter	$6.45	$3.98
Second Quarter	$5.13	$3.73
Third Quarter	$3.98	$1.50
Fourth Quarter	$3.05	$1.36
Year Ended March 31, 2010
First Quarter	$3.31	$1.42
Second Quarter	$3.20	$2.65
Third Quarter	$3.23	$2.21
Fourth Quarter	$2.99	$2.20
Year Ended March 31, 2011
First Quarter	$3.15	$2.41
Second Quarter (through August 31, 2010)	$2.46	$2.99

On August 31, 2010, the trading day immediately prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq Capital Market was $2.86. On September 1, 2010, the last full trading day prior to the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.08. Salary.com has not declared or paid any cash dividends on its common stock. According to Salary.com’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, Salary.com currently intends to retain earnings and does not anticipate paying any cash dividends on its common stock. In addition, the Merger Agreement provides that, except with the prior written consent of Kenexa, as may be required by applicable law, as specifically contemplated by the terms of the Merger Agreement or as disclosed in writing by Salary.com to Kenexa and the Purchaser prior to execution of the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, Salary.com will not, and will not permit its subsidiaries to, pay dividends, other than dividends or distributions from a wholly-owned subsidiary of Salary.com to Salary.com or another subsidiary of Salary.com. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Salary.com.

Except as specifically set forth herein, the information concerning Salary.com contained in this Offer to Purchase has been taken from or is based upon information furnished by Salary.com or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Salary.com’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Salary.com, whether furnished by Salary.com or contained in such documents and records, or for any failure by Salary.com to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Salary.com is a Delaware corporation with its principal offices located at 160 Gould Street, Needham, Massachusetts 02494. Salary.com’s telephone number is (781) 851-8000. The following description of Salary.com and its business has been taken from Salary.com’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and is qualified in its entirety by reference to such Form 10-K. Salary.com is a leading provider of on-demand compensation and talent management solutions in the human capital software-as-a-service (SaaS) market. Incorporated in 1999 as a Delaware corporation, Salary.com offers software and services that are tightly integrated with its proprietary data sets to help businesses and individuals manage pay and performance. Companies of all sizes utilize Salary.com’s services in order to compensate, promote and manage their employees effectively and efficiently. With the help of Salary.com, companies can put the right talent in the right roles to deliver business objectives and individuals at all levels can determine their worth.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Salary.com is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Salary.com’s directors and officers, their remuneration, stock options granted to them, the principal holders of Salary.com’s securities, any material interests of such persons in transactions with Salary.com and other matters is required to be disclosed in such periodic reports, the most recent one was an Amendment No. 1 to the Annual report on Form 10-K which was filed with the SEC on July 29, 2010. Such information also will be available in Salary.com’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Salary.com, that file electronically with the SEC.

8.	Certain Information Concerning Kenexa and the Purchaser.

Kenexa is a Pennsylvania corporation with its principal executive offices located at 650 East Swedesford Road, Wayne, Pennsylvania 19087. Kenexa’s telephone number is (610) 971-9171. Kenexa is a provider of software, proprietary content and services that enable organizations to more effectively recruit and retain employees.

The Purchaser’s principal executive offices are located at 650 East Swedesford Road, Wayne, Pennsylvania 19087. Kenexa’s telephone number is (610) 971-9171. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Kenexa. The Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger.

The name, business address, business phone number, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Kenexa and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, as of the date of this Offer to Purchase: (a) none of Kenexa, the Purchaser or, to the knowledge of Kenexa and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Kenexa, the Purchaser or, to the knowledge of Kenexa and the Purchaser, any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Salary.com, (b) none of Kenexa, the Purchaser or, to the knowledge of Kenexa and the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Salary.com during the past 60 days, (c) none of Kenexa, the Purchaser or, to the knowledge of Kenexa and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Salary.com (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between Kenexa, the Purchaser or any of their respective subsidiaries or, to the knowledge of Kenexa and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Salary.com or any of its executive officers, directors or affiliates, on the other hand, and (e) there have been no contacts, negotiations or transactions between Kenexa, the Purchaser or any of their respective subsidiaries or, to the knowledge of Kenexa and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Salary.com or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Kenexa or the Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Kenexa or the Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

We estimate that we will need approximately $80 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger and to pay estimated related transaction fees and expenses. The Purchaser’s obligation to accept for payment Shares tendered in the Offer is not conditioned upon obtaining financing. The Purchaser intends to obtain such funds by means of a capital contribution from Kenexa. Kenexa will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Kenexa will have available at the Expiration Date the necessary funds from its cash on hand and an existing credit facility with its lender to complete the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.

On August 31, 2010, Kenexa Technology, Inc. (“KTI”) entered into a secured credit agreement (the “Credit Agreement”) with PNC Bank, National Association, as administrative agent, and the lenders party thereto. The maximum amount available under the revolving secured credit facility is $25,000,000 including a sublimit of up to $2,000,000 for letters of credit. The Credit Agreement will terminate, and all borrowings will become due and payable, on August 30, 2013. The Company and each of the U.S. subsidiaries (other than the New York and Puerto Rico subsidiaries) (collectively, the “Guarantors”) are guarantors of the obligations under the Credit Agreement. Borrowings under the new credit facility are secured by substantially all of KTI’s, the Company’s and the Guarantor’s assets (including a pledge of the capital stock of their subsidiaries (but limited to only 65% of the voting stock of first-tier foreign subsidiaries)).

KTI’s borrowings under the Credit Agreement bear interest at either the LIBOR Rate plus 225 basis points or the Base Rate plus 125 basis points. Interest on LIBOR borrowings is calculated on an actual/360 day basis and is paid on the last day of each interest period. LIBOR advances are available for periods of 1,2,3 or 6 months. LIBOR pricing is adjusted for any statutory reserves.

The Credit Agreement contains various terms and covenants that provide for restrictions on capital expenditures, payment of dividends, dispositions of assets, investments and acquisitions and require the Company, among other things, to maintain a maximum leverage ratio and minimum interest coverage ratio.

The Purchaser believes the financial condition of the Purchaser and Kenexa is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Purchaser, through Kenexa, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (iii) the Offer is not subject to any financing condition and (iv) if the Purchaser consummates the Offer, the Purchaser will acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Salary.com.

As part of its ongoing effort to grow Kenexa’s business and focus on its strategic direction, our board of directors and senior management have periodically evaluated strategic alternatives and prospects for acquisitions and discussed those alternatives and prospects with Kenexa’s professional advisors.

On May 25, 2010, Archie Jones, Jr., Kenexa’s Vice President of Business Development was contacted by representatives of Stifel, Nicolaus & Co., Inc., outside financial advisor to Salary.com, to discuss exploring a possible combination of Kenexa and Salary.com.

On June 4, 2010, representatives of Stifel provided limited background information regarding Salary.com to Mr. Jones and Kenexa. Representatives of Stifel told Kenexa that Stifel was assisting Salary.com in conducting an organized process to solicit and evaluate proposals by potential acquirors and asked whether Kenexa would be interested in exploring any alternatives with Salary.com. Mr. Jones expressed Kenexa’s interest in pursuing a potential acquisition of Salary.com.

To facilitate the further exchange of confidential information in contemplation of a possible transaction between Kenexa, on the one hand, and Salary.com, on the other hand, Kenexa and Stifel, on behalf of Salary.com, entered into a confidentiality agreement on June 4, 2010 regarding Salary.com’s confidential information.

Jim Restivo, Kenexa’s Chief Knowledge Officer, and Mr. Jones participated in informational telephone calls conducted by Salary.com’s Chief Executive Officer, Paul Daoust; Chief Financial Officer, Bryce Chicoyne; Chief Operating Officer, Yong Zhang; Senior Vice President, Product Management, Judy Duff; and representatives of Stifel between June 25, 2010 and June 29, 2010. Kenexa’s Director of Finance, Tara Thurston, and Vice President of Product Marketing, Derek Bluestone, participated in a management presentation telephone conference provided by Mr. Daoust and Mr. Chicoyne on June 25, 2010.

On June 29, 2010 pursuant to a written request from representatives of Stifel, Kenexa delivered to Stifel a written indication of its interest to proceed with further due diligence examination of Salary.com. The indication of interest provided a price of $3.15 per Share.

On July 1, representatives of Stifel informed Mr. Jones that Kenexa’s bid was among the lowest and that it would need to materially increase its range of value to continue to participate in Salary.com’s process.

Representatives of Stifel shared that Kenexa’s indication of interest should provide for consideration to Salary.com’s shareholders of at least $4.00 per share in order to be considered competitive with other parties submitting indications.

On July 6, Mr. Jones delivered to Stifel on behalf of Kenexa a revised letter indicating to Salary.com’s shareholders a price of $3.78 per share. Representatives of Stifel indicated that Salary.com’s Board would review the revised written indication on July 9, 2010 and provided details regarding the expected timeline and process if Kenexa was selected as one of the potential acquirors of Salary.com which would continue to participate in the process.

On July 8, Stifel contacted Mr. Jones and asked questions in order to clarify Stifel’s understanding of the subject matter of Kenexa’s June 6, 2010 written indication of interest, including Kenexa’s proposed transaction structure.

On July 12, Stifel informed Kenexa that Salary.com’s Board of Directors held a meeting and invited Kenexa to continue with its evaluation process. Stifel provided Kenexa access to an electronic due diligence dataroom and shared that final proposals to acquire Salary.com would be due not later than August 6.

On July 14, Mr. Restivo conducted in-person meetings with members of Salary.com’s technology team as part of Akenexas due diligence activities.

The same day, Stifel provided written procedures regarding the potential acquisition of Salary.com, requesting that, among other things, Kenexa conduct in depth due diligence and submit not later than August 6, 2010 comments to a draft merger agreement for the acquisition of Salary.com by Kenexa and a non-binding proposal of the terms to acquire Salary.com.

On July 23, 2010, Mr. Daoust, Mr. Chicoyne, Mr. Zhang, Ms. Duff, Nick Camelio, Salary.com’s Senior Vice President, Human Resources and Teri Shipp, Salary.com’s Senior Vice President, Sales met with Kenexa’s Chief Executive Officer, Nooruddin Karsan; Chief Financial Officer, Donald Volk; Vice President, Business Development, Zahir Ladhani; Chief Operating Officer, Troy Kanter and Mr. Jones at Kenexa headquarters in Wayne, Pennsylvania. Representatives of Kenexa conducted a further due diligence review of Salary.com between July 23, 2010 and August 6, 2010.

On August 1, 2010, Salary.com granted access to an electronic data room to Lazard Frères & Co. LLC, Kenexa’s outside financial advisor (“Lazard”) and Pepper Hamilton LLP (“Pepper”), Kenexa’s outside legal counsel.

Between August 2 and August 5, representatives of Lazard and Kenexa held meetings and teleconferences with various members of Salary.com’s senior management team, including Mr. Chicoyne and Ms. Shipp to discuss Salary.com’s historic financial performance and the basis for Salary.com’s financial projections.

On August 4, Kenexa’s Board of Directors met to discuss the potential acquisition of Salary.com. At the meeting, representatives of Lazard presented to the Board an overview of Salary.com’s historical and projected financial performance, valuation considerations and pro forma combination analysis. Kenexa’s Board provided approval to proceed with a final offer of $4.00 per share.

To facilitate further discussions between Salary.com and Kenexa, and in anticipation of the possible submission of a non-binding proposal for the acquisition of Salary.com, on August 5, 2010, Kenexa and Salary.com entered into a confidentiality agreement regarding Kenexa's confidential information.

On August 6, 2010, Kenexa submitted to Salary.com a preliminary non-binding proposal to acquire Salary.com in a transaction in which Salary.com stockholders would receive $4.00 per share in cash. Kenexa’s non-binding proposal was subject to the satisfactory completion of specific due diligence, but was expressly not subject to a financing condition. Included in the proposal was a revised draft of a merger agreement reflecting Kenexa’s comments to a draft agreement provided for this purpose by Goodwin Procter LLP, Salary.com’s outside legal counsel (“Goodwin”). In addition, Kenexa stated that it would require that Salary.com negotiate exclusively with Kenexa for thirty days.

On August 10, 2010, representatives of Stifel indicated that Salary.com had received additional proposals and had determined to reduce the process to two parties, including Kenexa. Stifel indicated that Kenexa would be provided with the opportunity to conduct additional due diligence in advance of submitting a best and final non-binding offer on August 19, 2010. Stifel also requested that Kenexa respond to specific revisions to the draft merger agreement from Goodwin.

During the weeks of August 9 and August 16, 2010, representatives of Stifel and Salary.com’s senior management team held a series of due diligence meetings with representatives of Kenexa and Lazard.

On August 11, representatives of Lazard, Pepper, Kenexa and Stifel discussed Salary.com’s general comments to Kenexa’s revision of the draft merger agreement.

On August 12, Salary.com reported that it had sold its payroll services business for gross consideration of $2.5 million.

On August 13 and 15, 2010, representatives of Pepper and Goodwin discussed specific issues that Salary.com had with Kenexa’s revision of the merger agreement and related structural and tax consequences of those revisions.

On August 19, 2010, representatives of Lazard contacted representatives of Stifel and Salary.com to discuss in detail specific liabilities of Salary.com and the details of Salary.com’s sale of its payroll services business. After these conversations, on August 19, 2010, Kenexa submitted to Salary.com a revised non-binding proposal for Kenexa to acquire Salary.com in a transaction in which Salary.com stockholders would receive $4.07 per share in cash. Kenexa’s non-binding proposal was subject to the satisfactory completion of confirmatory due diligence, but was expressly not subject to a financing condition. Included in the proposal was a revised draft of the merger agreement reflecting Kenexa’s proposed response to the comments provided by Goodwin.

On August 20, representatives of Stifel and Goodwin informed representatives of Lazard and Pepper that Salary.com’s Board of Directors had accepted Kenexa’s non-binding proposal and Salary.com entered into an exclusivity agreement with Kenexa which provided for an exclusive negotiation period through September 2, 2010.

During the week of August 23, 2010, representatives of Stifel and Salary.com’s senior management team held a series of due diligence meetings with representatives of Kenexa and Lazard to address remaining open due diligence items.

On August 23, 2010, representatives of Goodwin delivered a revised draft of the merger agreement and a draft tender and voting agreement to Pepper.

Representatives of Pepper transmitted a further revised draft of the merger agreement and the tender and voting agreement to representatives of Goodwin on August 24, 2010.

On August 25, 2010, Mr. Karsan had a call with Mr. Daoust to discuss the progress of the plan for the announcement of the transactions contemplated by the Merger Agreement and representatives of Goodwin circulated a further revised draft of the tender and support agreement on that day.

On August 26 and 27, 2010, representatives of Pepper and Goodwin discussed the terms of the definitive merger agreement in an effort to resolve as many of the open items as possible.

On August 28, 2010 representatives of Goodwin delivered a revised draft of the merger agreement to representatives of Pepper.

 On August 28 and 29, 2010, representatives of Pepper and Goodwin resolved most open matters in the definitive merger agreement.

On August 30 and 31, 2010, representatives of Pepper and Goodwin finalized the definitive merger agreement.

 After adjournment of a special meeting of the board of directors of Kenexa on August 31, 2010, the parties executed and delivered the Merger Agreement and Tender and Voting Agreement and related documents.

 On September 1, 2010, prior to the opening of the U.S. stock markets, Kenexa and Salary.com jointly announced the transaction.

 Salary.com’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Salary.com with the SEC and mailed to Salary.com’s stockholders with this Offer to Purchase, includes additional information on the background, negotiations and other activities related to potential transactions involving Salary.com and companies other than Kenexa. See the section titled “Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation” in Item 4 of the Schedule 14D-9.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Kenexa and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement. For a complete understanding of the Merger Agreement, you are encouraged to read the Merger Agreement in its entirety.

The Offer. The Merger Agreement provides that the Purchaser will, and Kenexa will cause the Purchaser to, commence the Offer as promptly as practicable (but in no event later than ten business days) after the date of the Merger Agreement. The Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that the Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the Expiration Date.

We expressly reserve the right in the Merger Agreement to waive, in whole or in part, the conditions to the Offer or to modify the terms of the Offer, but we cannot, without Salary.com’s consent (i) decrease the number of Shares subject to the Offer, (ii) decrease the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add any condition to the Offer, (v) except as otherwise provided in the Merger Agreement (including as described above), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend any of the terms of the Offer in a manner materially adverse to any holder of Shares.

The Merger Agreement contains provisions to govern the circumstances in which the Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•
If on or prior to any then-scheduled Expiration Date, all of the conditions described in Section 15 — “Certain Conditions of the Offer” shall not have been satisfied, or waived by Kenexa or Purchaser if permitted, we must extend the Offer for periods of up to ten (10) business days each until the earlier of (i) the date on which the Minimum Tender Condition has been met and all of the conditions described in Section 15 — “Certain Conditions of the Offer” are satisfied or waived or (ii) the date on which the Merger Agreement is terminated in accordance with its terms; provided, however, that we are not required to extend the Offer beyond the Outside Date; or

•	We may extend the Offer as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof).

•	We may extend the Offer in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

After the expiration of the Offer and acceptance of the Shares tendered, and not validly withdrawn, from the Offer, we may decide pursuant to the Merger Agreement to provide for one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of not less than three business days and up to twenty (20) business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Top-Up Option. Pursuant to the Merger Agreement, Salary.com granted to the Purchaser a one-time irrevocable Top-Up Option to purchase, at a price per share equal to the Offer Price, the number of Shares (the “Top-Up Shares”) that, when added to the number of Shares owned by the Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding Shares outstanding immediately after the exercise of such option on a fully diluted basis. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The exercise price for the Top-Up Option may be paid by the Purchaser, at its election, either in cash or by executing and delivering to Salary.com a promissory note (the “Note”) having a principal amount equal to such payment and bearing interest at the applicable federal rate determined under the Code, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty, or by any combination of cash and such promissory note.

Salary.com’s Board of Directors. Under the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Salary.com and its subsidiaries that is equal to the total number of directors on Salary.com’s board of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by Purchaser and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding; provided that the number of Purchaser designees constitute a majority of the Salary.com board of directors. In this situation, at Purchaser’s request, Salary.com shall promptly take all action requested by Purchaser necessary or desirable to effect any such election or appointment, including increasing the size of Salary.com’s board of directors (including by amending Salary.com’s bylaws, if necessary), and/or obtaining the resignations of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to Salary.com’s board of directors in compliance with applicable law. After the Purchaser accepts for payment any Shares validly tendered in the Offer, Salary.com also agreed to cause Purchaser’s designees to serve, in the same percentage (rounded up to the next whole number) as they hold on the board of directors, on each committee of Salary.com’s and its subsidiaries’ boards of directors, to the extent permitted by applicable law and the Nasdaq Marketplace Rules.

At all times prior to the effective time of the Merger, the Salary.com board of directors shall continue to include at least two independent directors as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules. From and after the time, if any, that Purchaser’s designees constitute a majority of Salary.com’s board of directors, the approval of a majority of the independent directors, in addition to the approval of Salary.com’s board of directors, is required for Salary.com to:

•	amend, modify or terminate the Merger Agreement;

•	waive any condition of Salary.com’s obligations under the Merger Agreement or any of Salary.com’s rights thereunder;

•	waive any of Salary.com’s rights or remedies under the Merger Agreement;

•	amend Salary.com’s certificate of incorporation or bylaws; or

•	extend the time for the performance of any of the obligations of Kenexa or the Purchaser.

The Merger. The Merger Agreement provides that, upon and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the effective time of the Merger:

•	The Purchaser will be merged with and into Salary.com, and the separate existence of the Purchaser will cease; and

•	Salary.com will continue as the surviving corporation of the Merger (which we refer to as the “Surviving Corporation”).

At the effective time of the Merger, (i) the certificate of incorporation of Salary.com shall be amended and restated in its entirety to be identical to the certificate of incorporation of the Purchaser in effect immediately prior to the Merger and (ii) the by-laws of the Purchaser in effect immediately before the effective time of the Merger shall become the by-laws of the Surviving Corporation, in each case with references to the Purchaser therein automatically amended to become references to the Surviving Corporation.

The obligations of the parties to complete the Merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	the Merger shall have been approved by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon (the “Stockholder Approval”), if required by applicable law;

•
no order, injunction, judgment, ruling or decree issued by any court or agency of competent jurisdiction or any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

•
no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, deemed applicable to the Merger or enforced by any Governmental Authority which prohibits, or makes illegal, consummation of the Merger; and

•	Purchaser shall have accepted for payment, or caused to be accepted for payment, Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement.

Conversion of Capital Stock. At the effective time of the Merger:

•
each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be canceled in accordance with the following bullet point and other than Shares held by a holder who exercises appraisal rights under Delaware law with respect to the Shares) shall be converted into the right to receive the Offer Price upon surrender of such Share in accordance with the Merger Agreement, in cash and without interest and less any applicable withholding of taxes as required by applicable law;

•
Shares held as treasury stock by Salary.com or any of its subsidiaries or owned by Kenexa or the Purchaser immediately prior to the effective time of the Merger shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

•
each share of the Purchaser’s common stock issued and outstanding immediately prior to the effective time of the Merger shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

After the effective time of the Merger, the Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the effective time of the Merger represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. At the effective time of the Merger, Kenexa shall, or shall cause the Surviving Corporation to, deposit with the paying agent funds in amounts and at the times necessary for the payment of the Merger Consideration to be paid to holders of Shares in the Merger.

Treatment of Options. Other than with respect to options under the Salary.com 2004 Plan, each stock option that is outstanding immediately prior to the effective time of the Merger, and that is not then vested and exercisable, shall become fully vested and exercisable immediately prior to the effective time of the Merger. Each stock option that is outstanding immediately prior to the effective time of the Merger (other than options under the Salary.com 2004 Plan) shall be canceled in exchange for the right to receive a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per share exercise price for such options and (ii) the total number of Shares underlying such options.

Each option under the Salary.com 2004 Plan shall be cancelled pursuant to the terms of that plan without payment if not exercised prior to the time Shares are first accepted for payment pursuant to the Offer. From and after the date of the Merger Agreement and until immediately prior to the time Shares are first accepted for payment pursuant to the Offer, all such stock options shall be exercisable in full, whether or not vested and exercisable as of the date of the Merger Agreement or on the date of exercise.

Treatment of Restricted Stock Awards and Restricted Stock Units. Each restricted stock award and restricted stock unit granted pursuant to Salary.com’s equity incentive plans that is outstanding immediately prior to the effective time of the Merger shall become fully vested and cancelled immediately prior to the effective time of the Merger in exchange for the right to receive from Kenexa or the surviving corporation immediately after the effective time of the Merger, the Offer Price without interest and less any applicable withholding taxes.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting. If, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Kenexa and its subsidiaries shall own at least 90% of the Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action, including with respect to the transfer to the Purchaser of any Shares held by Kenexa or any subsidiary of Kenexa, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Stockholders Meeting in accordance with the DGCL.

If a meeting of Salary.com’s stockholders is required to adopt the Merger Agreement, Salary.com has agreed, as promptly as practicable after the Purchaser accepts for payment Shares tendered in the Offer, to prepare and file with the SEC a proxy statement relating to the meeting of its stockholders to be held to consider the adoption of the Merger Agreement. If the adoption of the Merger Agreement by Salary.com’s stockholders is required by applicable law, Salary.com shall, as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer (or, with respect to calling, giving notice of, convening and holding a meeting of its stockholders, as soon as reasonably practicable following the expiration of the time period contemplated by Rule 14a-6(a) under the Exchange Act or the resolution of any comments from the SEC), establish a record date (which will be as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer) for, duly call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the Stockholder Approval. Salary.com’s board of directors shall recommend to stockholders of Salary.com that they adopt the Merger Agreement and approve the Merger, and shall include such recommendation in the proxy statement.

At the stockholders meeting, if any, Kenexa has agreed to cause all Shares acquired pursuant to the Offer and all other Shares owned by Kenexa or any subsidiary of Kenexa to be voted in favor of the Merger.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Salary.com to Kenexa and the Purchaser and representations and warranties made by Kenexa and the Purchaser to Salary.com. The representations and warranties in the Merger Agreement were made for solely for purposes of the Merger Agreement, were the product of negotiations among Salary.com, Kenexa and the Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice to you. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Salary.com has made customary representations and warranties to Kenexa and the Purchaser with respect to, among other things:

•	corporate matters related to Salary.com and its subsidiaries, such as organization, standing, qualification, power and authority to operate its business;

•	its subsidiaries;

•	its capital structure;

•	corporate power and the validity of the Merger Agreement, including approval of the Merger Agreement by Salary.com’s board of directors;

•	no violations of laws, judgments, governance documents or contracts because of the Offer and the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	no undisclosed liabilities;

•	the information included in certain documents filed with the SEC or sent to Salary.com stockholders in connection with the Offer and the Merger;

•	conduct of business and the absence of a Salary.com Material Adverse Effect;

•	the absence of litigation;

•	material contracts;

•	material customers, distributors and vendors;

•	compliance with government contracts;

•	compliance with laws and permits;

•	environmental matters;

•	labor matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	taxes;

•	liens and title to property;

•	intellectual property;

•	Rule 14d-10 matters;

•	the inapplicability of state takeover statutes;

•	brokers’ fees and expenses;

•	insurance;

•	certain compensation arrangements;

•	receipt of the opinion of its financial advisor; and

•	compliance with anti-bribery laws.

Some of the representations and warranties in the Merger Agreement made by Salary.com are qualified as to “materiality” or “Salary.com Material Adverse Effect.” For purposes of the Merger Agreement, a “Salary.com Material Adverse Effect” means any change, event, circumstance, development or effect that, individually or in the aggregate with all other changes occurring or existing prior to the determination of such Salary.com Material Adverse Effect, that would have or would reasonably be expected to have, a material adverse effect on (i) the business, assets, liabilities, condition (financial or other) or results of operations of Salary.com and its Subsidiaries, taken as a whole, or (ii) the ability of Salary.com to consummate the transactions contemplated by the Merger Agreement. The definition of “Salary.com Material Adverse Effect” excludes:

•
any change to the extent resulting from general economic conditions in the United States or any other country or region in the world (in each case other than changes that affect Company and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Salary.com’s industry peers);

•
any change to the extent resulting from conditions in the industries in which Company and its subsidiaries conduct business (in each case other than changes that affect Salary.com and its Subsidiaries, taken as a whole, in a disproportionate manner as compared to Salary.com’s industry peers);

•
any change to the extent resulting from acts of war, sabotage or terrorism in the United States or any other country or region in the world (in each case other than changes that affect Salary.com and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Salary.com industry peers);

•
any change to the extent resulting from changes in law or other legal or regulatory conditions (in each case other than changes that affect Salary.com and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Salary.com industry peers);

•
any change to the extent resulting from changes in generally accepted accounting principles (“GAAP”) (in each case other than changes that affect Salary.com and its subsidiaries, taken as a whole, in a disproportionate manner as compared to Company’s industry peers);

•
any change to the extent resulting from changes in Company’s stock price or the trading volume of Salary.com Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes may be deemed to constitute, or be taken into account in determining whether there has been, or would be, a Salary.com Material Adverse Effect);

•
any change resulting from compliance with the terms of the Merger Agreement or the taking of any action or failure to take action required by the Merger Agreement or requested or approved by or consented to by Kenexa;

•
any change to the extent resulting from any failure by Salary.com to meet any internal or public estimates, projections, budgets, forecasts or expectations of Salary.com revenue, earnings or other financial performance or results of operations for any period, in and of itself (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would be, a Salary.com Material Adverse Effect); and

•
any change to the extent resulting from the pendency or announcement of the Offer, the Merger or the transactions contemplated by the Merger Agreement, including the termination of relationships by customers, suppliers or any other person having a contractual relationship with Salary.com or its subsidiaries or the termination by employees of their employment with Salary.com or its subsidiaries.

In the Merger Agreement, Kenexa and the Purchaser have made customary representations and warranties to Salary.com with respect to, among other things:

•	corporate matters related to Kenexa and the Purchaser, such as organization, standing, power and authority;

•	corporate power and the validity of the Merger Agreement, including approval by Kenexa and Purchaser’s board of directors;

•	no violations of laws, judgments, governance documents or contracts because of the Offer and the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	brokers’ fees and expenses;

•	conduct of business and the absence of a Kenexa Material Adverse Effect;

•	the absence of litigation;

•	certain compensation arrangements;

•	the information included in certain documents filed with the SEC or sent to Salary.com stockholders in connection with the Offer and the Merger; and

•	the sufficiency of funds to consummate the Offer and the Merger.

Some of the representations and warranties in the Merger Agreement made by Kenexa and the Purchaser are qualified as to “materiality” or “Kenexa Material Adverse Effect.” For purposes of the Merger Agreement, a “Kenexa Material Adverse Effect” as it relates to Kenexa and the Purchaser means any change, event, circumstance, development or effect that, individually or in the aggregate with all other changes occurring or existing prior to the determination of such Kenexa Material Adverse Effect, would reasonably be expected to prevent or materially delay consummation of the Offer or the Merger or materially impair or delay the ability of Kenexa or Purchaser to perform their respective obligations under the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business Pending the Merger. Except as disclosed in writing by Salary.com to Kenexa and the Purchaser prior to execution of the Merger Agreement, or permitted by the terms of the Merger Agreement, or unless Kenexa has given prior written consent, from the date of the Merger Agreement until the effective time of the Merger or until the termination of the Merger Agreement, Salary.com will and will cause its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice;

•	comply with all applicable laws and accounting standards;

•	use commercially reasonable efforts in light of available cash to keep available the services of its present officers and other employees; and

•
use commercially reasonable efforts in light of available cash to preserve substantially intact its business organization and goodwill and relationships with licensors, licensees, partners, customers, suppliers, distributors and others having business dealings with Salary.com and its subsidiaries.

In addition, except with the prior written consent of Kenexa, as may be required by applicable law, as specifically contemplated by the terms of the Merger Agreement or as disclosed in writing by Salary.com to Kenexa and the Purchaser prior to execution of the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger or the termination of the Merger Agreement, Salary.com will not, and will not permit its subsidiaries to, among other things:

•	amend its articles of organization, certificate of incorporation or bylaws, joint venture documents, partnership agreements or equivalent organizational documents;

•
(i) issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of Salary.com or its subsidiaries or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of Salary.com common stock or the value of Salary.com or its subsidiaries or any part thereof, or (ii) effect any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction;

•
grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date hereof to acquire any of its shares of capital stock or shares of deferred stock, restricted stock awards, restricted stock units, stock appreciation rights, “phantom” stock awards or other similar rights that are linked to the value of Salary.com Common Stock or the value of Salary.com or its subsidiaries or any part thereof (whether or not pursuant to existing Salary.com stock plans);

•
(i) except as required by applicable law or by the terms of any Salary.com benefit plan or agreement, increase any compensation or benefit (other than in the ordinary course of business consistent with past practice to non-key employees) of, or enter into or amend in any material respect any employment or severance agreement with (or pay any amounts (other than in the ordinary course of business consistent with past practice to non-key employees) under any Salary.com benefit plans not otherwise due to) any Salary.com personnel; (ii) grant any bonuses, other than in the ordinary course of business consistent with past practice (including grants of bonuses to new hires), to any Salary.com personnel; (iii) adopt any new Salary.com pension plan or benefit plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Salary.com pension plan or benefit plan in any material respect, or accelerate the vesting of any compensation (including equity-based awards) for the benefit of any Salary.com personnel or grant or amend in any material respect any award under any Salary.com pension plan or benefit plan (including the grant of any equity or equity-based or related compensation); (iv) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit; (v) grant to any Salary.com personnel any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than, in the case of any non-Key Employee, the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice); (vi) hire or otherwise employ any individual other than in the ordinary course of business consistent with past practice; or (vii) terminate any Key Employee other than for cause (including misconduct or breach of company policy);

•
(i) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests or (ii) directly or indirectly redeem, purchase or otherwise acquire any of its shares of capital stock of, or other equity or voting interest in, any of Salary.com or its subsidiaries, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings and exercise price settlement upon the exercise of stock options, the vesting restricted stock units or restricted stock awards or the exercise of warrants, in each case outstanding on the date of the Merger Agreement;

•
(i) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or properties of Salary.com or its subsidiaries or (ii) mortgage or pledge any of the property or assets of Salary.com or its subsidiaries, or subject any such property or assets to any other Encumbrance (except Permitted Encumbrances), other than, in the case of both (i) and (ii), in the ordinary course of business consistent with past practice;

•
except in the ordinary course of business consistent with past practice, enter into, or amend or terminate any Contract or any lease or sublease (excluding contracts with respect to capital expenditures, which are governed by clause (h) below); provided that in no event shall Salary.com enter into any procurement contracts which require or involve the payment by Salary.com or its subsidiaries of more than $250,000 individually or $1,000,000 in the aggregate;

•	make any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

•
(i) merge with, enter into a consolidation with or otherwise acquire a material portion of the outstanding equity interests in any Person or acquire any portion of the assets or business of any Person (or any division or line of business thereof) or (ii) otherwise acquire (including, through leases, subleases and licenses of real property) any assets, except in the ordinary course of business consistent with past practice; provided that no acquisitions that make it more difficult in any material respect to obtain any approval or authorization required in connection with the transactions contemplated hereby under any Law or that would reasonably be expected to prevent, delay, or impede consummation of the transactions contemplated hereby shall be permitted without consent;

•	write down or write up or fail to write down or write up the value of any receivables or revalue any assets of Salary.com other than in the ordinary course of business and in accordance with GAAP;

•
create, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement or amend or modify any existing arrangement having the economic effect of any of the foregoing, except for (i) letters of credit or replacement letters of credit entered into in the ordinary course of business and consistent with past practice; (ii) any indebtedness owed to Salary.com by any of its direct or indirect wholly-owned Subsidiaries; or (iii) purchase money debt, capital leases or guarantees in the ordinary course of business not involving indebtedness of more than $1,000,000 individually or $2,500,000 in the aggregate;

•	change any of its methods, principles or practices of financial accounting currently in effect other than as required by GAAP as concurred by its independent registered accountants;

•
(i) modify or amend in a manner that is adverse in a material respect to Salary.com or any Subsidiary of Salary.com, or accelerate, terminate or cancel, any Contract, (ii) enter into, amend or modify any agreement or arrangement with Persons that are Affiliates, or (iii) enter into, extend or renew any contract which, if executed prior to the date of the Merger Agreement, would have been required to be disclosed the Merger Agreement, other than, in each case, in the ordinary course of business consistent with past practice;

•	transfer or license on an exclusive basis to any Person any rights to Salary.com Intellectual Property Assets;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Salary.com or any Subsidiary of Salary.com;

•	form any Subsidiary;

•
settle, pay or discharge any litigation, investigation, or arbitration, other than the settlement, payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice or (ii) of any actions, suits, claims, investigations or proceedings instituted or threatened against Salary.com or any of its directors, officers or Affiliates, including by any Stockholder, before any court or Governmental Authority relating to the Merger Agreement, the Tender Agreement, the Merger or the other transactions contemplated hereby, or seeking damages or discovery in connection with the Merger Agreement, the Tender Agreement, the Merger or the other transactions contemplated hereby;

•
knowingly take or fail to take any action in breach of the Merger Agreement for the purpose of (or which would be reasonably expected to) materially delaying or preventing the consummation of the transactions contemplated hereby (other than as required by Law); and

•	authorize any of, or commit, resolve, offer or agree to take any of, the foregoing actions or any other action inconsistent with the foregoing.

Accounting Matters. Salary.com agreed that neither it nor any of its subsidiaries will, from the date of the Merger Agreement until the effective time of the Merger, make any change in its methods, principles or practices of financial accounting currently in effect other than as required by GAAP as concurred by its independent registered accountants.

No Solicitation of an Acquisition Proposal. Salary.com agreed that it shall not, and shall not permit its subsidiaries or permit its or any of such subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•
initiate, solicit, or knowingly encourage or knowingly facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal,

•	participate in any discussions or negotiations regarding, or furnish any non-public information to any Person (other than Kenexa or Purchaser) in connection with, an Acquisition Proposal,

•	enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement), or

•	approve or recommend an Acquisition Proposal.

Salary.com also agreed that it shall, and shall cause its subsidiaries and direct its or their respective representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer for any transaction or series of related transactions, whether or not in writing, involving

•	a merger, tender offer, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Salary.com,

•	a sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition of assets that constitute at least 15% of the assets of Salary.com and its Subsidiaries, taken as a whole,

•
a purchase, tender offer or other acquisition (including by way of merger, consolidation, stock exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of Salary.com or any of its Subsidiaries, or

•	any combination of the foregoing; provided, however, the Offer, the Merger and any other transaction contemplated by the Merger Agreement do not constitute Acquisition Proposals.

•
“Superior Proposal” means any written bona fide Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that the Salary.com board of directors determines in good faith, after consultation with outside legal counsel and financial advisors, (i) is reasonably capable of being consummated on the terms proposed without unreasonable delay, and (ii) if consummated would provide greater value from a financial point of view to all of the Salary.com stockholders than the consideration payable in the Offer and the Merger (taking into account all financial, regulatory, legal and other terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Kenexa in response to such Superior Proposal or otherwise)).

In addition to the other obligations of Salary.com set forth above, Salary.com has agreed that it shall, as promptly as possible and in any event within 24 hours after the receipt thereof, advise Kenexa of (i) any Acquisition Proposal or any inquiry, discussion, negotiations, proposals or expressions of interest with respect to an Acquisition Proposal and (ii) the material terms and conditions of such Acquisition Proposal, request or inquiry. Salary.com has agreed to (i) keep Kenexa reasonably informed of the status (including any change to the financial terms, conditions, or other material terms) of any such Acquisition Proposal, request or inquiry on a reasonably current basis (and in any event no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (ii) provide to Kenexa, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal or, where no such written materials are available, a summary of the terms thereof). Salary.com shall not, and shall cause its subsidiaries not to, enter into any contract with any person subsequent to the date of the Merger Agreement, and neither Salary.com nor any of its subsidiaries is party to any contract, in each case that prohibits Salary.com from providing such information to Kenexa.

Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, Salary.com may, subject to compliance with the provisions described in the immediately succeeding paragraph, (i) furnish information with respect to the Company and its subsidiaries to a person or entity making a bona fide written Acquisition Proposal (and its representatives) pursuant to a confidentiality agreement which contains terms that are no less favorable to Salary.com than those contained in its confidentiality agreement with Kenexa and (ii) participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal, if:

•	Salary.com concurrently provides or makes available to Kenexa any information concerning Salary.com or its subsidiaries provided to such third party which was not previously provided to Kenexa;

•
Salary.com’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to so respond to such Acquisition Proposal would be reasonably be likely to result in a breach of its fiduciary duties to the Salary.com stockholders under applicable law; and

•
the Acquisition Proposal was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of the nonsolicitation provisions of the Merger Agreement, including those described above.

The Merger Agreement provides that nothing contained in the Merger Agreement prohibits Salary.com from making any disclosure to its stockholders if, in the good faith judgment of the Salary.com’s board of directors or a committee thereof (after consultation with outside legal counsel), such failure to disclose is reasonably likely to result in a breach of applicable law; provided, however, that the taking of any such action may constitute an Adverse Recommendation Change. A factually accurate statement by Salary.com that only describes Salary.com’s receipt of a Acquisition Proposal and the operation of the Merger Agreement with respect thereto or a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed to be an Adverse Recommendation Change (as defined below).

Company Board Recommendation. Subject to the provisions described below, Salary.com’s board of directors agreed to recommend that Salary.com’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. This is referred to as the “Company Recommendation.” The Merger Agreement provides that, except as described below, neither Salary.com’s board of directors nor any committee thereof shall (i) withhold, withdraw, change, qualify, or modify in any manner adverse to Kenexa or Purchaser the Company Recommendations, or propose publicly to approve, adopt or recommend any Acquisition Proposal, (ii) approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, (iii) fail to include the Company Recommendation in the Schedule 14D-9, or (iv) approve or recommend, or propose publicly to approve, recommend or permit the Company to enter into, any written letter of intent, memorandum of understanding or other agreement constituting any Acquisition Proposal (other than pursuant to a confidentiality agreement with terms that are no less favorable to Salary.com than, those contained in its confidentiality agreement with Kenexa) (any such action or resolution or agreement to take such action in clauses (i) — (iv) above being referred to herein as an “Adverse Recommendation Change”).

Salary.com’s board of directors may, before the Purchaser accepts for payment Shares tendered in the Offer, effect an Adverse Recommendation Change with respect to a Superior Proposal if:

•
Salary.com has received an Acquisition Proposal with respect to which the Salary.com board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be likely to result in a breach of its fiduciary duties to the Salary.com stockholders under applicable law;

•	the Superior Proposal is not attributable to the breach of the no solicitation provisions of the Merger Agreement, including those described above;

•
at least three business days prior to the Adverse Recommendation Change, Salary.com has provided Kenexa a written notice of its intention to take such action, which we refer to as a “notice of an adverse recommendation change.” The notice of an adverse recommendation change must contain a description of the material terms and conditions of the Superior Proposal and identify the person making such Superior Proposal;

•
during the three business day period after Kenexa’s receipt of the notice of an adverse recommendation change, Salary.com has, and has caused its representatives to, if requested by Kenexa in writing, negotiated in good faith with Kenexa and its representatives (so long as Kenexa and its representatives are negotiating in good faith) regarding any such revisions to the terms of the transactions contemplated by the Merger Agreement; and

•
during the three business day period after Kenexa’s receipt of the notice of an adverse recommendation change, Kenexa has not caused the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, taking into account any changes to Kenexa’s proposal that would, in the reasonable good faith judgment of Salary.com’s board of directors (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.

The Merger Agreement provides that any material changes to the financial terms or any material change to other material terms of such Superior Proposal occurring prior to Salary.com’s effecting an Adverse Recommendation Change shall require Salary.com to provide to Kenexa a new notice of an adverse recommendation change or of a Superior Proposal and a new notice period and to comply with the requirements of the Merger Agreement (including those described above) with respect to each such new written notice.

In all circumstances in which Salary.com’s board of directors is permitted to effect an Adverse Recommendation Change, it may also enter into a definitive agreement with respect to such Superior Proposal and terminate the Merger Agreement upon payment of the Termination Fee.

Access to Information. To the extent permitted under applicable law, Salary.com agreed to provide, and to cause its subsidiaries to provide, Kenexa and Kenexa’s representatives access upon reasonable advance notice and during normal business hours to their respective properties, books, records, contracts, officers and employees, but only to the extent that such access would not contravene any law, rule, regulation or binding agreement entered into prior to the Merger Agreement.

Reasonable Best Efforts. Each of Salary.com, Kenexa and the Purchaser has agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes. If any “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal laws becomes or is deemed to become applicable to Salary.com, the Offer, the acquisition of shares of Salary.com Common Stock pursuant to the Offer, the Top-Up Option, the Merger, the Tender Agreement or any other transaction contemplated hereby, then the Salary.com board of directors shall take all action necessary to render such statute inapplicable to the foregoing.

Filings; Consultation and Notice. Salary.com, Kenexa and the Purchaser each have agreed to, as soon as practicable, file all materials initially required to be filed under the HSR Act and file as promptly as practicable or advisable thereafter all other filings necessary or appropriate under any applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment. To the extent permitted by applicable law, the parties agree to make or cause to be made, any such filing in consultation and cooperation with the other and as promptly as practicable and advisable after the date of the Merger Agreement. The parties have also agreed to keep each other informed of any communications, inquiries or requests for additional information in connection with such filings, provide each other with an opportunity to review such communications, inquiries and requests, and to promptly comply with reasonable requests.

Except as prohibited by law, the parties will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, (iv) give the other party the opportunity to attend and participate in such meetings and conferences to the extent allowed by applicable Law or by the applicable Governmental Authority, (v) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any meetings or conferences, keep the other promptly and reasonably apprised with respect thereto and (vi) cooperate in the filing of any memoranda, white papers, filings, correspondence, or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

Neither Kenexa nor Purchaser has an obligation (i) to divest or agree to divest (or cause any of its subsidiaries) anything material to any of its or their respective material businesses, material product lines or material assets, or to take or agree to take (or cause any of its subsidiaries to take or agree to take) any other action or to agree (or cause any of its subsidiaries to agree) to any material limitation or material restriction on any of its or their respective businesses, product lines or assets; or (ii) to defend against any litigation brought by any governmental authority relating to the transactions contemplated by the Merger Agreement.

Stockholder Litigation. Salary.com has agreed to notify Kenexa within twenty four (24) hours if and after it receives notice of any actions, suits, claims, investigations or proceedings instituted or threatened against Salary.com or any of its directors, officers or Affiliates, including by any stockholder of Salary.com, before any court or Governmental Authority relating to the Merger Agreement, the Tender Agreement, the Merger or the other transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Salary.com shall consult with Kenexa regarding the defense or settlement of any such actions, suits, claims, investigations or proceedings and shall consider Kenexa’s views with respect to such actions, suits, claims, investigations or proceedings.

Public Announcements. Kenexa and the Purchaser, on the one hand and Salary.com, on the other, have agreed not to make any press release or other public statement regarding the Offer, the Merger and the other transactions contemplated by the Merger Agreement without the consent of the other party, which consent is not to be unreasonably withheld or delayed, except as required by applicable law, court process or any listing agreement with Nasdaq. This consultation obligation shall not apply to an Adverse Recommendation Change made in accordance with the Merger Agreement.

Employee Matters. From the date the Merger closes until December 31, 2011, Salary.com agrees to cause the Surviving Corporation to maintain base salary, bonus opportunity, retirement benefits, health benefits, welfare benefits, but not any stock-based benefits, for the Salary.com personnel who remain employed after the effective time of the Merger at the same levels that are, in the aggregate, at least comparable to those in effect for similarly situated employees of Kenexa on the date hereof. Employees will receive credit for their time at Salary.com prior to the effective time of the Merger under Kenexa employee benefit plans for eligibility, vesting and benefit levels and accruals, unless such credit would result in duplication of benefits. In addition, with respect to employees working at Salary.com before the effective time of the Merger, for purposes of each Kenexa benefit plan (i) any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of Kenexa to be waived with respect to Salary.com employees and their eligible dependents, to the extent waived or satisfied under the corresponding plan in which Salary.com employees participated immediately prior to the time we accept for payment the tendered Shares, and any deductibles paid by Salary.com employees under any of Salary.com’s or its Subsidiaries’ health plans in the plan year in which the date we accept for payment the tendered Shares occurs shall be credited towards deductibles under the health plans of Kenexa or any Subsidiary of Kenexa.

Nothing in the Merger Agreement restricts the right of Kenexa to terminate, merge or continue any employee benefit plans and programs of Salary.com; provided, however, that Kenexa shall continue to maintain such employee benefit plans and programs of Salary.com (other than stock based plans) until the Salary.com employees are permitted to participate in the plans and programs of Kenexa or the Surviving Corporation.

Kenexa and the Surviving Corporation are obligated to perform, in accordance with their terms, all contractual rights of current and former employees of Salary.com, or obligations of Salary.com under any severance or change-in-control policy maintained by Salary.com, existing as of the date of the Merger Agreement. Kenexa acknowledges and agrees that the executive officers and directors and, as applicable, employees of Salary.com are entitled to the applicable payments and benefits as set forth in such policies in accordance with the terms thereof.

401(k). Except with the prior written consent of Kenexa, during the period from the date of the Merger Agreement to the effective time of the Merger, Salary.com shall not (i) make any employer contribution to its 401(k) plan, other than employer matching contributions at the rate in effect immediately prior to the date of the Merger Agreement, or (ii) make any employer contribution to its 401(k) plan in the form of Shares. If requested by Kenexa in writing at least ten (10) days prior to the initial Expiration Date, Salary.com shall terminate its 401(k) plan effective immediately prior to, but contingent upon the occurrence of, the time we accept for payment the tendered Shares.

Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Salary.com’s current and former directors and officers and certain employees, who we refer to as “indemnified persons.” Specifically, Kenexa and the Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger, shall be assumed by the Surviving Corporation and continue in full force and effect in accordance with their terms for a period of six years after the date Purchaser first accepts Shares for purchase in the Offer, even if the Surviving Corporation is consolidated or merged into another entity or dissolved by Kenexa.

For a period of six years after the completion of the Merger, directors’ and officers’ liability insurance will be maintained for those persons currently covered by Salary.com’s existing insurance policy for acts or omissions occurring prior to the effective time of the Merger on terms and amounts no less favorable than those of the insurance policy in effect on the date of the Merger Agreement. Kenexa may fulfill its obligation to provide liability insurance, however, by causing Salary.com to purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Salary.com’s existing directors’ and officers’ liability insurance policy, which are commonly referred to as “tail” policies. Furthermore, in no event will Kenexa be required to pay an annual premium for such insurance in excess of 300% of the annual premium currently paid by Salary.com for such insurance.

The indemnified persons are third party beneficiaries of, and entitled to rely upon, these provisions of the Merger Agreement.

Termination. The Merger Agreement may be terminated at any time prior to the effective time of the Merger:

•	by mutual written consent of Kenexa and Salary.com;

•	by either Kenexa or Salary.com if:

•
Purchaser shall not have accepted for payment the Shares tendered pursuant to the Offer in accordance with the terms hereof and of the Offer on or before the Outside Date; provided, however, that (i) the Outside Date may be extended to February 28, 2011 in the event certain conditions described in Section 15 — “Certain Conditions of the Offer” have not been satisfied on or prior to the Outside Date, and (ii) Salary.com may not terminate the Merger Agreement if such failure to accept for payment the Shares resulted from the breach of the Merger Agreement by Salary.com, and Kenexa may not terminate the Merger Agreement if such failure to accept for payment the Shares of resulted from the breach of the Merger Agreement by Kenexa or Purchaser; or

•
any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the Offer and the Merger.

•	by Salary.com:

•
in the event that, prior to the time we accept for payment the tendered Shares, Kenexa or Purchaser shall have (i) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (ii) breached any of its representations or warranties, in either case which breach or failure would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and is either incurable or, if curable, is not cured by Kenexa and/or Purchaser within thirty (30) calendar days following notice by Salary.com or, if the Outside Date is less than thirty (30) calendar days from the notice by Salary.com, has not been or cannot reasonably be expected to be cured by the Outside Date; provided, at the time of the delivery of such written notice, Salary.com shall not be in material breach of its obligations under the Merger Agreement;

•
in the event that, prior to the time we accept for payment the tendered Shares, the Salary.com board of directors shall have effected an Salary.com Adverse Recommendation Change in respect of a Superior Proposal and simultaneously with such termination, Salary.com is entering into an Acquisition Agreement with respect to such Superior Proposal; or

•
in the event that, prior to the commencement of the Offer, Purchaser fails to commence the Offer, unless such failure to commence the Offer resulted from the breach of the Merger Agreement by Salary.com.

•	by Kenexa, prior to the time we accept for payment the tendered Shares:

•
in the event of a breach by Salary.com of any representation, warranty, covenant or other agreement contained herein that (1) would result in certain of conditions as described in Section 15 — “Certain Conditions of the Offer” to occur and (2) has not been cured within thirty (30) calendar days following notice by Kenexa or, if the Outside Date is less than thirty (30) calendar days from the notice by Kenexa, has not been or cannot reasonably be expected to be cured by the Outside Date; provided, at the time of the delivery of such written notice, Kenexa and Purchaser shall not be in material breach of its obligations under the Merger Agreement; or

•
in the event (i) the Salary.com board of directors shall have failed to publicly recommend to the Salary.com Stockholders that they tender their shares into the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger, (ii) the Salary.com board of directors shall have effected an Salary.com Adverse Recommendation Change, (iii) the Salary.com board of directors shall have approved, or recommended that the Salary.com stockholders accept or approve, an Acquisition Proposal, or failed to recommend that the Salary.com stockholders not tender their shares of Salary.com Common Stock pursuant to an Acquisition Proposal, (iv) the Salary.com board of directors shall have failed to publicly reaffirm the Salary.com Recommendation within five (5) business days following a written request from Kenexa, (v) Salary.com shall have breached in any material respect the provisions of Section 7.2 of the Merger Agreement, and such violation or breach has resulted in the receipt by Salary.com of an Acquisition Proposal, or (vi) the Salary.com board of directors shall have resolved to do any of the foregoing.

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Kenexa, the Purchaser or Salary.com or their respective subsidiaries, officers or directors, subject to the survival of certain provisions as described in Sections 7.3(b) and 9.2 and Article X of the Merger Agreement (including the required payment by Salary.com of the Termination Fee described below in certain circumstances) and except that the termination of the Merger Agreement shall not relieve or release any party to the Merger Agreement from any liability arising out of its willful breach of the Merger Agreement or any fraud.

Termination Fee. Salary.com has agreed to pay Kenexa a termination fee of $3,850,000 (the “Termination Fee”) if:

•
Kenexa terminates the Merger Agreement in the event (i) the Salary.com board of directors shall have failed to publicly recommend to the Salary.com Stockholders that they tender their shares into the Offer and/or vote in favor of the adoption and approval of the Merger Agreement and approval of the Merger, (ii) the Salary.com board of directors shall have effected an Salary.com Adverse Recommendation Change, (iii) the Salary.com board of directors shall have approved, or recommended that the Salary.com Stockholders accept or approve, an Acquisition Proposal, or failed to recommend that the Salary.com Stockholders not tender their shares of Salary.com Common Stock pursuant to an Acquisition Proposal, (iv) the Salary.com board of directors shall have failed to publicly reaffirm the Salary.com Recommendation within five (5) Business Days following a written request from Kenexa, (v) Salary.com shall have breached in any material respect the provisions of Section 7.2 of the Merger Agreement, and such violation or breach has resulted in the receipt by Salary.com of an Acquisition Proposal, or (vi) the Salary.com board of directors shall have resolved to do any of the foregoing;

•
Salary.com terminates the Merger Agreement in the event that, prior to the time we accept for payment the tendered Shares, the Salary.com board of directors shall have effected a Salary.com Adverse Recommendation Change in respect of a Superior Proposal and simultaneously with such termination, Salary.com is entering into an Acquisition Agreement with respect to such Superior Proposal; or

•
Kenexa terminates the Merger Agreement in the event of a breach by Salary.com of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (1) would result in certain of conditions as described in Section 15 — “Certain Conditions of the Offer” to occur and (2) not be cured within thirty (30) calendar days following notice by Kenexa or, if the Outside Date is less than thirty (30) calendar days from the notice by Kenexa, not be or cannot reasonably be expected to be cured by the Outside Date, and prior to such termination an Acquisition Proposal (with all references to 15% in the definition thereof being treated as references to 50% for purposes hereof) had been publicly announced, and if within twelve (12) months following such termination, Salary.com shall have entered into a definitive agreement to engage in, a transaction qualifying as an Acquisition Proposal (with all references to 15% in the definition thereof being treated as references to 50% for purposes hereof), with any Person other than Kenexa or any Affiliate of Kenexa, which transaction is subsequently consummated, then Salary.com shall make a cash payment to Parent of the Termination Fee.

The parties have acknowledged that the provisions for payment of the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement and are included therein in order to induce Kenexa to enter into the Merger Agreement and to reimburse Kenexa for incurring the costs and expenses related to entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement. If Salary.com fails to pay the Termination Fee and Kenexa or Purchaser commences a suit which results in a final, non-appealable judgment against Salary.com for the Termination Fee or any portion thereof, then Salary.com shall pay Kenexa and Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Termination Fee; provided that if the court in such suit determines in a final, non-appealable judgment that Kenexa or Purchaser is not entitled to the Termination Fee or any portion thereof, then Kenexa shall pay Salary.com its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit.

Enforcement. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were breached and accordingly agreed that the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions in addition to any other remedy to which they are entitled at law or in equity. Each party has agreed that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity. In the event that a party seeks an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.

If any party brings any Action to enforce specifically the performance of the terms and provisions of the Merger Agreement by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the Delaware court presiding over such Action.

Expenses. Except as otherwise agreed to by the parties, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, whether or not the Merger or the Offer is consummated.

Amendment. Subject to compliance with applicable Law, the Merger Agreement may be amended by the parties thereto at any time before or after approval of the matters presented in connection with the Merger to the stockholders of Salary.com; provided, however, that after the adoption of the Merger Agreement and the approval of the transactions contemplated hereby by the Salary.com stockholders, no amendment of the Merger Agreement shall be made which by Law requires further approval by the stockholders of Salary.com without obtaining such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

Tender Agreement

In connection with the Merger Agreement, certain stockholders entered into a Tender and Support Agreement, dated as of August 31, 2010, with Kenexa and the Purchaser, which we refer to as the “Tender Agreement.” The following summary of certain provisions of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Tender Agreement for a more complete description of the provisions summarized below.

Each of Bryce Chicoyne, G. Kent Plunkett, Yong Zhang, Paul Daoust, John Gregg, Edward McCauley, John Sumser, Terry Temescu, Robert Trevisani, William Martin, Teresa Shipp, Brent Kleiman, Judy Duff and Nicholas Camelio and certain of their affiliates, who we refer to as the “Significant Stockholders,” have entered into a Tender Agreement pursuant to which, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares beneficially owned by the Significant Stockholder, as well as any other Shares acquired by the Significant Stockholder after the date of the Tender Agreement. Each Significant Stockholder is required to tender their Shares not later than the tenth business day after commencement of the Offer, or with respect to any Shares acquired after the date of the Tender Agreement, prior to the expiration of the Offer. As of August 31, 2010, the Significant Stockholders together owned approximately 33.0% of the Shares outstanding and approximately 28.5% of the Shares on a fully diluted basis.

During the term of the Tender Agreement, except as otherwise provided therein, the Significant Stockholders agreed not to (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by operation of law, other than by death of any person) any of the Shares, (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, or (iii) take any other action that would reasonably be expected to make any representation or warranty of the Significant Stockholder contained in the Tender Agreement inaccurate in any respect.

In addition, each Significant Stockholder agreed to vote all Shares covered by the Tender Agreement and beneficially owned at the time of the vote, whether at an annual, special, postponed, or adjourned meeting of Salary.com’s stockholders, and provided the Offer Price has not been decreased:

•	in favor of the adoption of the Merger Agreement and the transactions contemplated thereby;

•
against (A) any agreement or arrangement related to any Acquisition Proposal (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Salary.com or any of its Subsidiaries, and (C) any change in the present capitalization of the Company or any amendment to Salary.com’s certificate of incorporation or bylaws;

•	in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; and

•
against any other action, proposal or agreement that would reasonably be expected, to (A) impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement or (B) result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement of Salary.com under the Merger Agreement, and in connection therewith, such Stockholder shall execute any documents which are necessary or appropriate in order to effectuate the foregoing.

Each Significant Stockholder has agreed to waive and not to exercise any rights of appraisal or rights to dissent from the Merger. In addition, each Significant Stockholder agreed not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, suit, action or proceeding, derivative or otherwise, against Salary.com or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution or delivery of the Tender Agreement or the Merger Agreement or the consummation of the Offer or the Merger.

During the term of the Tender Agreement, each Significant Stockholder has agreed not to:

•	solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of, an Acquisition Proposal,

•
furnish to any Person (other than Kenexa, Purchaser or any designees of Kenexa or Purchaser) any non-public information relating to the Company or any of its Subsidiaries, in connection with an Acquisition Proposal,

•	participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal,

•	approve or recommend an Acquisition Proposal, or

•	execute or enter into any letter of intent or agreement relating to an Acquisition Agreement.

Each Tender Agreement terminates upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms (ii) the effective time of the Merger, (iii) the termination or expiration of the Offer, without any shares being accepted for payment thereunder, (iv) upon reduction of the Offer Price or (v) upon mutual written agreement of the parties to terminate the Tender Agreement.

Each Significant Stockholder entered into the Tender Agreement solely in such Significant Stockholder’s capacity as the owner of such Significant Stockholder’s Shares (beneficially and in any other capacity) and nothing therein in any way affects or limits the Significant Stockholder from taking (or omitting to take) any action solely in the Significant Stockholder’s capacity as a director or officer of Salary.com, subject to the limitations set forth in the Merger Agreement.

Confidentiality Agreements

On June 4, 2010 and August 5, 2010, Kenexa executed confidentiality agreements with the Company. We have filed a copy of the June 4, 2010 and August 5, 2010 confidentiality agreements as exhibits to the Schedule TO. Stockholders and other interested parties should read such confidentiality agreements for a complete description.

Exclusivity Letter

Kenexa and Salary.com entered into an exclusivity letter agreement, dated as of August 20, 2010 (the “Exclusivity Agreement”), in connection with a possible negotiated transaction involving Kenexa and Salary.com. Under the Exclusivity Agreement, Salary.com agreed not to, directly or indirectly, solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, a business combination transaction between Salary.com and any party other than Kenexa through September 2, 2010. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Daoust Non-Competition Agreement

Kenexa and Paul R. Daoust, the Interim Chief Executive Officer of Salary.com entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Compete Agreement”) on August 31, 2010 . The Non-Compete Agreement is effective only upon the effective time of the Merger.

As of the effective time of the Merger, Mr. Daoust will resign as Interim Chief Executive Officer and director of Salary.com and will also resign his employment with Salary.com. Mr. Daoust’s resignation will be treated for all purposes as a termination without “Cause” and he will be entitled to receive the payments and benefits applicable to such a termination under his employment agreement with Salary.com.

Pursuant to the Non-Compete Agreement and in consideration of Kenexa’s agreement to enter into the Merger Agreement with Salary.com, Mr. Daoust cannot, for the four year period following the effective time of the Merger, engage, as an employee, officer or any other operational capacity, in any business or enterprise that is engaged in the business segments in which Salary.com is engaged as of the effective time of the Merger. During this four year period, Mr. Daoust cannot solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of Salary.com’s clients, customers, or business partners who Salary.com served in the year preceding the effective time of the Merger. Additionally, for one year following the effective time of the Merger, Mr. Daoust cannot induce or attempt to induce any executive officer of Salary.com as of such date to terminate his or her employment with Salary.com. Notwithstanding the foregoing, Mr. Daoust may serve as a director or consultant to a business or enterprise that is engaged in the business segments in which Salary.com is engaged as of the effective time of the Merger, provided that Mr. Daoust does not serve in an occupational capacity for such business or enterprise.

Pursuant to the Non-Compete Agreement, Mr. Daoust agrees to indemnify Kenexa and Salary.com from any taxes, or any other amounts that are imposed upon Mr. Daoust or should have been imposed upon or withheld from Mr. Daoust resulting from payments made to Mr. Daoust in connection with the transactions contemplated by the Merger Agreement, including, without limitation, any severance benefits provided to Mr. Daoust under his employment agreement with Salary.com.

Amendment to Shareholder Rights Agreement

On August 31, 2010, in connection with the Offer, the Shareholder Rights Agreement, dated November 14, 2008 (the “Rights Agreement”) between Salary.com and American Stock Transfer & Trust Company, LLC, as Rights Agent, was amended (the “Rights Plan Amendment”). The Rights Plan Amendment rendered the preferred stock purchase rights granted to Salary.com common stock holders (the “Rights”) inapplicable to the Merger, the Tender Agreement and the transactions contemplated in those documents. Each Right provided the then-current holder of Salary.com common stock with the right to purchase certain preferred stock of Salary.com in the event that certain persons or groups acquired beneficial ownership of 20% or more of the outstanding shares of Salary.com common stock or commenced a tender offer or exchange offer that could result in a person or group becoming the beneficial owner of 20% or more of the outstanding shares of Salary.com common stock. Salary.com’s Board of Directors has the right to amend the Rights Agreement as set forth in the Rights Plan Amendment in its sole discretion.

12.	Purpose of the Offer; Plans for Salary.com.

Purpose of the Offer. The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, Salary.com. The Offer, as the first step in the acquisition of Salary.com, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Salary.com or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Salary.com. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Salary.com.

Short-Form Merger. The DGCL provides that if a company owns at least 90% of each class of stock of a subsidiary, the company can effect a short-form merger with that subsidiary without the approval of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, Kenexa and the Purchaser plan to effect the Merger without prior notice to, or any action by, any other stockholder of Salary.com, if permitted to do so under the DGCL (the “Short-Form Merger”). Even if Kenexa and the Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Kenexa and the Purchaser could seek to purchase additional Shares in the open market, from Salary.com or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Salary.com. It is expected that, initially following the Merger, the business and operations of Salary.com will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Notwithstanding the foregoing, Kenexa will continue to evaluate the business and operations of Salary.com during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Kenexa intends to review such information as part of a comprehensive review of Salary.com’s business, operations, capitalization and management with a view to optimizing development of Salary.com’s potential.

No new arrangements with the existing management team are currently contemplated.

At the effective time of the Merger, the certificate of incorporation of the Purchaser and the bylaws of the Purchaser, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation and the bylaws of the Surviving Corporation, in each case with references to the Purchaser therein automatically amended to become references to the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors and officers of the Purchaser will become the directors and officers of Salary.com until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. In addition, Kenexa will be entitled upon its acceptance of tendered Shares in the Offer to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest whole number of directors) on, and control of, Salary.com’s board of directors. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Salary.com’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer; Plans for Salary.com — Plans for Salary.com,” Kenexa and the Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Salary.com or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any material change in Salary.com’s capitalization or dividend policy, (iii) any other material change in Salary.com’s corporate structure or business or (iv) composition of Salary.com’s management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of the Nasdaq Capital Market, Nasdaq would consider delisting the Shares altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten (10) consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Salary.com has stockholders’ equity of less than $2.5 million, (B) the market value of Salary.com’s listed securities is less than $35 million over a ten (10) consecutive business day period and (C) Salary.com’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Salary.com, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Salary.com, as of the close of business on August 30, 2010, there were 20,558,764 Shares outstanding (including outstanding options to purchase 1,247,753 shares of common stock, outstanding, unvested restricted stock awards representing 314,836 shares of common stock, and outstanding unvested restricted stock units representing the right to receive 1,265,099 shares of common stock, under the Salary.com stock plans and subject to adjustment on the terms set forth therein. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for listing on the Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Salary.com to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Salary.com to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Salary.com, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Salary.com and persons holding “restricted securities” of Salary.com to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Salary.com to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger, without the prior written consent of Kenexa or as otherwise contemplated by the Merger Agreement, Salary.com shall not, and shall not permit any of its subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, other than dividends or distributions from a wholly-owned subsidiary of Salary.com to Salary.com or another subsidiary of Salary.com.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer, the Purchaser (x) shall not be required to, and Kenexa shall not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares and (y) subject to the terms of the Merger Agreement, may delay the acceptance for payment of or the payment for any Shares or terminate or amend the Offer, if:

(a) the Minimum Tender Condition has not been satisfied. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the Expiration Date, together with the number of Shares (if any) then owned by Kenexa and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis;

(b) the Competition Law Condition has not been satisfied. The Competition Law Condition requires an approval under, or the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable foreign antitrust, competition or similar statutes or regulations;

(c) the Governmental Entity Condition has not been satisfied. The Governmental Entity Condition requires that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, there shall not be instituted, pending or threatened in writing any suit, action or proceeding by any governmental entity (i) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by Salary.com, Kenexa or Purchaser of all or any material portion of the business or assets of Salary.com and its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa and its affiliates; (iii) seeking to compel Salary.com, Kenexa or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Merger Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (iv) seeking to impose any material limitation on the ability of Salary.com, Kenexa or Purchaser to conduct the business or own the assets of Salary.com or any of its subsidiaries or (to the extent it relates to the transactions contemplated by the Agreement, including the Offer and the Merger) of Kenexa or any of its affiliates; (v) seeking to impose material limitations on the ability of Kenexa or Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such shares on all matters properly presented to the stockholders of Salary.com; or (vi) seeking to require divestiture by Kenexa or Purchaser of all or any of the Shares;

(d) any of the following events shall exist on the Expiration Date or immediately prior to the Purchaser accepting Shares in the Offer:

(i)	an Adverse Recommendation Change shall have occurred,

(ii)	a Salary.com Material Adverse Effect shall have occurred and be continuing,

(iii)	the Salary.com board of directors or any committee of the Salary.com board of directors shall have authorized or permitted Salary.com or any of its Subsidiaries to enter into an Acquisition Agreement;

(iv)
Salary.com and Purchaser and Kenexa shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

(v)
the representations and warranties of Salary.com contained in the Merger Agreement shall not be true and correct (1) as of the date of the Merger Agreement except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) and (2) as of the Expiration Date without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Salary.com Material Adverse Effect” except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case, except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Salary.com Material Adverse Effect;

(vi)
Salary.com shall have breached or failed to perform in all material respects any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such breach or failure to perform shall not have been cured to the good faith satisfaction of Kenexa;

(vii)
any of the representations and warranties of the Salary.com set forth in Section 5.2 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement, other than de minimus amounts involving discrepancies of no more than 35,065 Shares in the aggregate; or

(viii)
there shall be any Law enacted, issued, promulgated or enforced which restrains, enjoins or prohibits consummation of the Offer or the Merger or makes the consummation of the Offer or the Merger illegal.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Kenexa and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Kenexa and the Purchaser, may be asserted by Kenexa or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived prior to the expiration of the Offer by Kenexa or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Kenexa or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Salary.com with the SEC and other information concerning Salary.com, we are not aware of any governmental license or regulatory permit that appears to be material to Salary.com’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Kenexa as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Salary.com’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Kenexa, as the ultimate Kenexa entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Kenexa filed a Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about September 1, 2010. Accordingly, the required 15-day waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about September 15, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten (10) calendar days following the date of substantial compliance by Kenexa with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Kenexa’s consent. In practice, complying with a Second Request can take a significant period of time. Although Salary.com is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Salary.com’s failure to make those filings nor a request for additional documents and information issued to Salary.com by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of Salary.com. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of the Purchaser, Salary.com or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer. While Kenexa believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Salary.com is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Salary.com is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Salary.com has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement, the Tender Agreement and the transactions contemplated by the Merger Agreement, such that Section 203 of the DGCL does not apply to the Merger Agreement, the Tender Agreement or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Tender Agreement or the transactions contemplated by the Merger Agreement, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the Tender Agreement, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the court in which the demand for appraisal is heard in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the effective time of the Merger and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. For the avoidance of doubt, Kenexa, the Purchaser and Salary.com have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with, and to the extent permitted by applicable law, the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or the Note. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under the DGCL, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Salary.com a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the effective time of the Merger (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the DGCL, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but rather will receive the Offer Price therefor.

18.	Fees and Expenses.

Kenexa and the Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Kenexa nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Kenexa or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (of which this Offer to Purchase is a part) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Salary.com is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Salary.com board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Salary.com” above.

Spirit Merger Sub, Inc.
September 2, 2010

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER AND KENEXA

1.	Directors and Executive Officers of Kenexa

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Kenexa. The current business address of each of these individuals is 650 East Swedesford Road, Wayne, Pennsylvania 19087 and the current business phone number of each of these individuals is (610) 971-9171. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors

Joseph A. Konen
Mr. Konen, 62, has been a member of our board of directors since 2000, who is now retired, has held a number of executive positions, most recently serving from 1994 to 1999 as the president and chief operating officer of Ameritrade Holding Corporation, a provider of brokerage services. Mr. Konen received a B.A. in economics and an M.B.A. in finance and management from Indiana University at Bloomington.

Richard J. Pinola
Mr. Pinola, 64, has been a member of our board of directors since 2005. From 1992 to 2004, Mr. Pinola served as the chairman and chief executive officer of Right Management Consultants, a human resources consulting firm. From 1989 to 1991, Mr. Pinola served as the chief operating officer of Penn Mutual Life Insurance Company. Mr. Pinola also serves as a director of Nobel Learning Communities, Inc., a for-profit provider of education and educational services; and Corporate Property Associates 14 Inc., Corporate Property Associates 15 Inc., and Corporate Property Associates 16 Inc., each a real estate investment trust. Mr. Pinola previously served as a director of K-Tron International, Inc., a manufacturer of material handling equipment and systems and Bankrate, Inc., an Internet financial services provider. Mr. Pinola received a B.S. in accounting from King’s College.

Troy A. Kanter
Mr. Kanter, 42, joined us in 1997 and has served as a member of our board of directors since May 2006 and as our President and Chief Operating Officer since November 2006. From 2003 until November 2006, Mr. Kanter served as our president, Human Capital Management. From 1997 to 2003, Mr. Kanter served as our executive vice president, sales and business development. From 1997 to 1999, he managed our HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which we acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in corporate communications from Doane College.

Renee B. Booth
Dr. Booth, 51, has served as a member of our board of directors since May 2006. Since 1999, Dr. Booth has served as the president of Leadership Solutions, Inc., a boutique human resources consulting firm specializing in leadership assessments, selection, development and motivation. Dr. Booth received a B.A. in psychology from the University of Maryland and a M.S. and Ph.D. in industrial/organizational psychology from Pennsylvania State University.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rebecca J. Maddox
Ms. Maddox, 56, has been a member of our board of directors since October 2006. Ms. Maddox is a founding principal, president and chief executive officer of Maddox Smye LLC, an international specialty sales consulting firm, and has served in that capacity since 1993. Prior to that, Ms. Maddox held positions that included chief executive officer of Capital Rose, Inc., senior vice president, marketing of Capital Holding, and senior vice president, marketing, Citicorp. Ms. Maddox received a B.S. degree in business administration from Pennsylvania State University and an M.B.A. in marketing and finance from Columbia University.

Barry M. Abelson
Mr. Abelson, 64, has been a member of our board of directors since 2000. Since 1992, Mr. Abelson has been a partner in the law firm of Pepper Hamilton LLP, which has provided legal services to us since 1997. Mr. Abelson received an A.B. in sociology from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

Nooruddin (Rudy) S. Karsan
Mr. Karsan, 52, co-founded our predecessor company in 1987 and has served as the chairman of our board of directors since 1997 and as our chief executive officer since 1991. Prior to that, Mr. Karsan headed marketing actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in actuarial science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

John A. Nies
Mr. Nies, 41, has been a member of our board of directors since 2002. Mr. Nies is a managing director of JMH Capital, a private equity firm. From 2002 to 2005, Mr. Nies served as a principal of Sage River Partners, LLC and Maplegate Holdings, LLC, private equity firms investing on behalf of individual investors. From 2001 to 2002, Mr. Nies worked for Parthenon Capital, Inc., a private equity investment firm, most recently serving as its managing director, operations, a position in which he was responsible for post-transaction performance of portfolio companies. From 1991 to 2001, Mr. Nies worked for The Parthenon Group, a management consulting firm. Mr. Nies received an A.B. in economics from Dartmouth College and an M.B.A. from Harvard Business School.

Executive Officers

Nooruddin (Rudy) S. Karsan
Mr. Karsan, 52, co-founded our predecessor company in 1987 and has served as the Chairman of our board of directors since 1997 and as our Chief Executive Officer since 1991. Prior to that, Mr. Karsan headed marketing actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in actuarial science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

Troy A. Kanter
Mr. Kanter, 42, joined us in 1997 and has served as a member of our board of directors since May 2006 and as our President and Chief Operating Officer since November 2006. During 2008, Mr. Kanter became increasingly more responsible for our companywide strategy and operations. From 2003 until November 2006, Mr. Kanter served as our President, Human Capital Management. From 1997 to 2003, Mr. Kanter served as our Executive Vice President, Sales and Business Development. From 1997 to 1999, he managed our HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which we acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in corporate communications from Doane College.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Donald F. Volk
Mr. Volk, 60, has served as our Chief Financial Officer since December 1996. Prior to joining us, Mr. Volk was a partner in the accounting firm of Brinker, Simpson, Nicastro & Volk. Mr. Volk received a B.S. in Accounting from Villanova University and an M.S. in Taxation from the Villanova University School of Law. Mr. Volk became a Certified Public Accountant in 1974.

Sarah M. Teten
Ms. Teten, 36, joined us in 1999 and has served as our Chief Customer Officer since October 2009. In 2009, Ms. Teten transitioned into this role and is responsible for ensuring Kenexa’s brand and extreme service promise is communicated, delivered and fulfilled at each phase of the customer lifecycle. From 2004 to 2009 Ms. Teten served as our Chief Marketing Officer. From 2002 to 2004, Ms. Teten served as our Director of Marketing and was one of our sales executives from 1999 until 2002. Prior to joining us, Ms. Teten served as a marketing manager for Kaplan Educational Centers, a provider of educational services. Ms. Teten received a Bachelor of Journalism and Mass Communications degree from the University of Nebraska.

Archie L. Jones, Jr.
Mr. Jones, 38, has served as our Vice President of Business Development since August 2005. In 2008, his responsibilities were expanded to include Global Operations and Delivery and its financial impact. From 2003 until 2005, Mr. Jones served as managing director of Maplegate Holdings, a private equity investment firm that he co-founded that focuses on small-cap buyouts. From 1998 until 2002, Mr. Jones was a principal and charter member of Parthenon Capital, Inc., a private equity investment firm. Mr. Jones served on our board of directors from 1999 until 2002. He served on the board of directors of Franco Apparel Group from 1998 until 2004 and held the role of that organization’s interim CFO in 1999. Mr. Jones received an M.B.A. from Harvard Business School and a B.A. in Accounting and Business Administration from Morehouse College.

James P. Restivo
Mr. Restivo, 49, has served as our Chief Knowledge Officer since October 2006. Prior to joining us, Mr. Restivo was the founder, President and Chief Executive Officer of Blue Angel Technologies. Between 1993 and 1997, he also served as the Vice President of Development for Vertex Inc., the leading provider of corporate sales tax software. Mr. Restivo received a S.M. degree in electrical engineering and computer science from the Massachusetts Institute of Technology and a B.S. degree with a double major in computer science and applied mathematics and statistics the State University of New York at Stony Brook.

2.	Directors and Executive Officers of the Purchaser

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of the Purchaser. The current business address of each of these individuals is 650 East Swedesford Road, Wayne, Pennsylvania 19087 and the current business phone number of each of these individuals is (610) 971-9171. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions
Directors

Donald F. Volk	Mr. Volk, 60, has been a member of our board of directors since 2010.

Troy A. Kanter	Mr. Kanter, 42, has been a member of our board of directors since 2010.

Nooruddin (Rudy) S. Karsan	Mr. Karsan, 52, has been a member of our board of directors since 2010.

Executive Officers

Donald F. Volk	Mr. Volk, 60, has served as our President and Treasurer since 2010.

Archie L. Jones, Jr.	Mr. Jones, 38, has served as our Vice President since 2010.

Cynthia Dixon	Ms. Dixon, 56, has served as our Secretary since 2010.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at the applicable address set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940−3011	Computershare Trust Company, N.A. Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents may also be obtained from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:
199 Water Street, 26th Floor New York, New York 10038 Banks and Brokers Call: (212) 440−9800 All Other Toll Free: (866) 647-8861 Email: slryinfo@georgeson.com